Exhibit 3.02(b)

AMENDMENT TO BYLAWS
OF
OUTBACK STEAKHOUSE, INC.

WHEREAS, Outback Steakhouse, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the amendment to the Corporation’s Bylaws set forth in the following resolution was approved by the Corporation’s Board of Directors on March 13, 2006 and was duly adopted in accordance with Section 141(f) of the General Corporation Law of the State of Delaware:

RESOLVED, that the Bylaws of the Corporation be amended by striking Section 3(d) of Article II in its entirety and replacing therefor:

“ARTICLE II
Board of Directors

SECTION 3 Term of Office of Directors

(d) Vacancy. If there shall be any vacancy in the Board of Directors for any reason, including, but not limited to, death, resignation, or as provided by law, the Certificate of Incorporation or these Bylaws (including any increase in authorized number of directors), the remaining directors shall constitute the Board of Directors until such vacancy is filled. The remaining directors may fill any vacancy in the Board for the unexpired term; however, any director appointed to fill a vacancy after the 2006 Annual Meeting of the Shareholders, (including vacancies resulting from an increase in the number of directors), must stand for election (for such term as the Board determines) at the next annual meeting of the shareholders.

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